UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves dividends payment

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Rio de Janeiro, April 13, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on release disclosed on February 23, 2022, informs that, in a meeting held today, the Annual General Meeting (AGM) approved the remuneration to shareholders relative to the Fiscal Year 2021 in the amount of R$ 7.773202 per outstanding share (common or preferred). This amount includes the prepayments already made throughout 2021 and the complementary dividend to be paid starting May 16, 2022.

The complementary dividend is equivalent to R$ 2.8610762 per outstanding share (common or preferred). Considering the monetary adjustment by the SELIC rate from 12/31/2021 until today, this value has an increase of R$ 0.0811879 per share. Thus, the total gross amount to be distributed to shareholders, considering the monetary adjustment until today, is equivalent to R$ 2.9422641 per share.

The payment of this complementary dividend will take place on May 16, 2022, for the holders of Petrobras' shares traded at B3, and starting on May 23, 2022, for the holders of American Depositary Receipts (ADRs) traded at the New York Stock Exchange - NYSE.

Shareholders will be entitled to remuneration as follows:

1.	The record date for owners of Petrobras shares traded on the B3 will be today and for ADR holders will be April 18, 2022.

2.	Petrobras’ shares will be traded ex-dividends on B3 and NYSE as of tomorrow, April 14, 2022.

Petrobras Shareholder Compensation Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer